Exhibit 99.2

GCL’s Subsidiary Completes Compulsory Acquisition and Delisting of Ban Leong Technologies Limited

SINGAPORE – August 25, 2025 – GCL Global Holdings Ltd (NASDAQ: GCL) (“GCL”), a leading provider of games and entertainment and the indirect parent company of Epicsoft Asia Pte. Ltd. (“Epicsoft Asia” or “Offeror”), today announced that Epicsoft Asia has completed the compulsory acquisition of Ban Leong Technologies Limited (“Ban Leong”) on August 25, 2025, and Ban Leong will be delisted from the Singapore Stock Exchange on August 26, 2025.

For over three decades, Ban Leong has been a leading distributor of technology products across Asia, offering an extensive portfolio that includes IT accessories, gaming components, smart (IoT) devices, and commercial solutions. The company is an authorized distributor for more than 50 globally recognized brands, including Razer, Nvidia, Samsung, Huawei, TP-Link, and LG. Leveraging a comprehensive multi-channel distribution strategy, Ban Leong reaches customers through e-commerce platforms, brick-and-mortar retailers, chain stores, and direct sales to corporate resellers and system integrators. The company also operates service centers in Singapore, Malaysia, and Thailand, providing dedicated technical support and repair services to ensure quality and customer satisfaction.

“This acquisition opens an exciting new chapter for Ban Leong, one that will unlock opportunities, fuel innovation, and strengthen our ability to deliver exceptional technology solutions across Asia,” said Ronald Teng, Managing Director of Ban Leong. “The acquisition marks a significant milestone in our 30-year journey, enabling us to leverage GCL’s global ecosystem, expertise, and distribution network to accelerate growth and generate value for our customers, partners, and brands. Together, we look forward to driving innovation, expanding our market presence, and delivering technology solutions that empower businesses and enrich lives across Asia.”

“Today we celebrate the completion of the entire deal and officially welcome Ban Leong’s talented team to the GCL family. This milestone is a pivotal step forward in our vision to build a fully integrated gaming ecosystem that bridges content, hardware, and distribution across Asia and beyond,” said Sebastian Toke, Group CEO of GCL.

“The combination of our strengths is expected to result in significant synergies, from operational efficiencies and economies of scale to new revenue streams and expanded sales channels. By aligning with Ban Leong’s proven marketing and procurement strategies in consumer electronics and gaming hardware, we see exciting opportunities to enhance our market positioning and generate value for our customers. Together, we’ll explore initiatives such as introducing branded gaming devices pre-installed with GCL game titles, expanding B2C offerings for gaming peripherals and PC components, and leveraging our joint infrastructure to support the broader commercialization of our gaming portfolio. We look forward to this next chapter of innovation and collaboration and are excited about the future we will build together.”

This press release should be read in conjunction with the full text of the announcement filed by GCL on a Form 6-K, on August 25, 2025, available on the Securities and Exchange Commission (“SEC”) website at www.sec.gov.

About GCL Global Holdings Ltd

GCL Global Holdings Ltd leverages its diverse portfolio of digital and physical content to bridge cultures and audiences by introducing Asian-developed IP to a global audience across consoles, PCs, and streaming platforms.

Learn more at http://www.gclglobalholdings.com.

About GCL Global Pte. Ltd.

GCL Global Pte. Ltd. (“GGPL”) unites people through immersive games and entertainment experiences, enabling creators to deliver engaging content and fun gameplay experiences to gaming communities worldwide with a strategic focus on the rapidly expanding Asian gaming market. It is an indirect wholly-owned subsidiary of GCL Global Holdings Ltd.

About Epicsoft Asia Pte. Ltd.

Epicsoft Asia Pte. Ltd. (“Epicsoft Asia”), a wholly-owned subsidiary of GCL Global Pte. Ltd., is a premier distributor of interactive entertainment software. With a robust network and a proven track record of successful game launches, Epicsoft Asia is dedicated to bringing premier gaming experiences to players across Taiwan, Hong Kong, and Southeast Asia.

About Ban Leong Technologies Limited

Ban Leong Technologies Limited (“Ban Leong”) was incorporated in Singapore on 18 June 1993 and was listed on the Main Board of the Singapore Stock Exchange on 23 June 2005. The principal activities of Ban Leong and its subsidiaries are the wholesale and distribution of computer peripherals, accessories and other multimedia products. Ban Leong distributes a wide range of technology products, with key segments that include IT accessories, gaming, multimedia, smart technology and commercial products. Ban Leong is headquartered in Singapore with regional offices in Malaysia and Thailand.

Forward-Looking Statements

This press release includes “forward-looking statements” made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of GCL, GCL’s ability to scale and grow its business, the expected benefits of the acquisition of Ban Leong Technologies Limited, the advantages and expected growth of GCL, and GCL’s ability to source and retain talent. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of GCL’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although GCL believes that it has a reasonable basis for each forward-looking statement contained in this press release, GCL cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in GCL’s annual report on Form 20-F, filed with the SEC on July 31, 2025, and other documents filed by GCL from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. GCL cannot assure you that the forward-looking statements in this press release will prove to be accurate. There may be additional risks that GCL presently knows or that GCL currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of GCL as of the date of this press release. Subsequent events and developments may cause those views to change. However, while GCL may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of GCL as of any date subsequent to the date of this press release. Except as may be required by law, GCL does not undertake any duty to update these forward-looking statements.

GCL Investor Relations:

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185